UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                                 OSMONICS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                688 350 107 000
                                 (CUSIP Number)

         DONALD T. BRAY, 4281 WEISE RD., CARSON CITY, NEVADA 89702-0405
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 JULY 24, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 68835010700

1.   NAME OF REP0RTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Donald T. Bray, Trustee of the Donald T. Bray Trust dated April 8, 1992 Social Security Number: ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  ____
     (b)  ____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     860,946

8.   SHARED VOTING POWER

     157,107

9.   SOLE DISPOSITIVE POWER

     860,946

10.  SHARED DISPOSITIVE POWER

     157,107

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,018,053

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.0%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILING OUT*
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer:

Title and class of equity securities to which the statement relates:

     Common Stock

Name and Address of the Principal Executive Offices of the Issuer:

     Osmonics, Inc.
     5951 Clearwater Drive
     Minnetonka, MN 55343

Item 2.   Identity and Background

     (a)  Name:

     Donald T. Bray

     (b)  Address:

     4281 Weise Rd.
     Carson City,
     Nevada 89702-0405

     (c)  Occupation and Principal Business Address:

     Business Consultant
     DTB Consulting Services, Inc.
     4281 Weise Road
     Carson City, Nevada  89702-0405

     (d) Whether or not, during the last five years, Mr. Bray has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          Mr.  Bray  has not,  during  the last 5  years,  been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Whether nor not, during the last five years, Mr. Bray was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          Mr. Bray has not, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f)  Citizenship:

          United States

Item 3.   Source and Amount of Funds or Other Consideration:

          Mr. Bray received his shares as a result of a merger between Desalination Systems, Inc. and Osmonics, Inc. Prior to the merger, Mr. Bray was the principal Stockholder of Desalination Systems, Inc.

Item 4.   Purpose of Transaction:

          The transaction requiring this report was the merger of Desalination Systems, Inc. and Osmonics, Inc. in which Mr. Bray received shares of Common Stock of Osmonics, Inc. in exchange for his ownership interest in Desalination Systems, Inc. Mr. Bray does not have any present plans to: (a) acquire any additional securities; or (b) engage in any extraordinary corporate transactions such as mergers, reorganizations or liquidations of the issuer; (c) sell or transfer any assets of the issuer; (d) effect a change in the present Board of Directors or management of the issuer, including changing the number or term of directors or to fill existing vacancies on the Board; (e) materially change the present capitalization or dividend policy of the issuer;

          (f) materially  change the issuer's  business or corporate  structure;
          (g) change the issuer's Articles of Incorporation, Bylaws or related instruments or conduct other actions to impede the acquisition or control of the issuer by any persons; (h) cause a class of securities of the issuer to be delisted from the New York Stock Exchange;
          (i) effect a change which would result in a class of equity securities of the issuer to become eligible for termination of registration under
          Section 12(g) of the Securities Exchange Act of 1934; or (j) conduct any action similar to those discussed above.

          All of the shares received by Mr. Bray are and are expected to be for some time the subject of an effective S- 3 Registration Statement. Mr. Bray may from time to time sell shares pursuant to that Registration Statement.

Item 5.   Interest in Securities of the Issuer:

          (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Bray is 1,018,053 which represents 7% of the total outstanding shares of Common Stock of the issuer. The number 1,018,153 includes 314,214 options to purchase Osmonics, Inc. Common Stock and 157,107 shares owned by Julianne LaFrankie Bray, wife of Donald T. Bray, as her separate property and in which Mr. Bray disclaims any beneficial interest.

               Mr. Bray is a party to a Registration Rights Agreement with Osmonics, Inc. whereby Osmonics, Inc. is obligated to maintain an effective registration statement for the shares owned by Mr. Bray for a period of three years. Mr. Bray also has certain piggyback rights under the Registration Rights Agreement.

          (b) Mr. Bray has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of the shares of Common Stock held by him.

          (c) Other than the receipt of the shares of Common Stock in the merger, no transactions in the Common Stock of the issuer have been effected during the past 60 days by Mr. Bray.

          (d) Mr. Bray has the right to receive and the right to direct the receipt of the benefits of dividends from the Company and the proceeds from any sale of the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer:

          Registration Rights Agreement between Osmonics, Inc. and Mr. Bray.

Item 7.   Material to be Filed as Exhibits.

          Registration Rights Agreement


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 30, 1996

                                         /s/ Donald T. Bray
                                         Donald T. Bray